SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 4)*

                     Alexander & Baldwin, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             014482103
             --------------------------------------------
               (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                  (Continued on following page(s))





CUSIP No. 014482103                                     13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :    (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    4,274,007 shares (9.4%)
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) NO VOTING POWER
                                        (Clients Vote Shares)
                                   :    2,893,000 Shares (6.9%)
                                        (Includes shares owned by
                                         Longleaf Partners Fund)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    (Discretionary Accounts)
                                   :    4,471,407 shares (9.8%)
                                   --------------------------------
                                   :(8) NO DISPOSITIVE POWER
                                        (Clients Determine)
                                        2,695,600 shares (5.9%)
                                        (Includes shares owned by
                                         Longleaf Partners Fund)
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary Accounts)
        4,471,407 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES /x/
      Non-Discretionary Shares and Investment Company Shares -
       See items 3 and 4 of text
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       9.8%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------




CUSIP No. 014482103                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                   I.D. No. 63-6147721

-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY      :     1,565,000 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    1,565,000 shares
                                   --------------------------------
                                   :(8)  SHARED OR NO DISPOSITIVE
                                          POWER
                                   :       None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,565,000  shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       3.4 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------













CUSIP No. 014482103                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: Alexander & Baldwin, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          822 Bishop Street
          Honolulu, HI 96813

Item 2.

     (a) and (b). Names and Principal Business Addresses of
         Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6075 Poplar Avenue; Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Fund
              6075 Poplar Avenue; Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Avenue; Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund - A series of a
            Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number: 014482103

Item 3.  If this statement is filed pursuant to Rules 13d-1
 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the
          Investment Company Act- Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a
          Massachusetts business trust

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940 - Southeastern
          Asset Management, Inc.

          The Securities covered by this report are owned legally by the investment advisory clients of Southeastern Asset Management, Inc. and by Longleaf Partners Fund; none are legally owned directly or indirectly by Southeastern Asset Management, Inc. and none are physically held by or registered in the name of Southeastern Asset Management, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not legally own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned:
            (1). Southeastern Asset Management, Inc. -
                 Discretionary shares - 4,471,407 shares

            (2). Longleaf Partners Fund - 1,565,000 shares

     (b). Percent of Class:
            (1). Southeastern Asset Management, Inc.
                 Discretionary shares - 9.8%

            (2). Longleaf Partners Fund - 3.4%

          Above percentages based on 45,663,160 shares of Common Stock outstanding as reported in the Issuer's 1995 Proxy Statement.

     (c). Number of shares as to which such person has:

          (i). sole power to vote or to direct the vote:

               (1). Southeastern Asset Management, Inc.
                    Discretionary shares - 4,274,007 shares
                    (9.4%)
               (2). Longleaf Partners Fund - 1,565,000 shares
                    (3.4%)
           (ii). No power to vote or to direct the vote:

                 Southeastern Asset Management, Inc. -
                    Non-Discretionary Shares for which
                    beneficial ownership is expressly
                    disclaimed - 1,328,000 shares (2.9%)

          (iii). sole power to dispose or to direct the disposition of:

               (1). Southeastern Asset Management, Inc.
                     Discretionary shares - 4,471,407 shares
                     (9.8%)
               (2). Longleaf Partners Fund - 1,565,000 shares
                     (3.4%)

           (iv). No power to dispose or to direct the disposition of:
                 Southeastern Asset Management, Inc. -
                    Non-Discretionary Shares for which
                    beneficial ownership is expressly
                    disclaimed - 1,130,600 shares (2.5%)

Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6. Ownership of More Than Five Percent on Behalf of
        Another Person:  N/A

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the
        Parent Holding Company:  N/A

Item 8. Identification and Classification of Members of the
        Group:  N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 1996

Southeastern Asset                 Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 1st day of February, 1996.

Southeastern Asset                 Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves           By /s/ Charles D. Reaves
------------------------------    ------------------------------
Charles D. Reaves                   Charles D. Reaves
Vice President and                  Executive Vice President
General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------








               AFFIDAVIT OF UNITED STATES CITIZENSHIP

State of Tennessee  )
                    )  SS:
Shelby County       )


I, Charles D. Reaves, Vice President & General Counsel of
Southeastern Asset Management, Inc., being duly sworn, depose and say:

1. That I am the Vice President and General Counsel of Southeastern Asset Management, Inc., a corporation organized and existing under the laws of the State of Tennessee (hereinafter called "Southeastern"), which is an investment adviser registered with the Securities & Exchange Commission under the provisions of the Investment Advisers Act of 1940, the Chairman of the Board and Chief Executive Officer and all members of the Board of Directors of which are U.S. citizens, and which has its principal executive offices at 6075 Poplar Ave., Suite 900, Memphis, TN 38119.

2. That in my capacity as Vice President & General Counsel, I am authorized to execute and deliver this Affidavit of United
   States Citizenship.

3. That all shares of Alexander & Baldwin, Inc. referred to in Item 4, below, are legally owned by and registered in the names of separate investment advisory clients of Southeastern.

4. That as of December 31, 1994, such investment advisory clients of Southeastern had legal ownership of shares of common stock of Alexander & Baldwin, Inc. as follows:

   (a). Accounts with respect to which Southeastern possesses discretionary voting power, discretionary dispositive power, or both: 4,526,500 shares.

   (b). Accounts with respect to which Southeastern does not possess either discretionary voting power or discretionary dispositive power: 1,141,800 shares.

   (c). Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust which is registered with the Securities & Exchange Commission as an investment company under the provisions of the Investment Company Act of 1940, and whose Chairman of the Board and Chief Executive Officer and all members of the Board of Trustees of which are U.S. citizens:
        1,565,000 shares.

5. That the legal owners of the shares of common stock of Alexander & Baldwin, Inc. referred to in Item 4 are persons or entities having registered addresses within the United States; and that according to Southeastern's records, none of the legal owners of the shares owns as much as 2,283,158 shares or 5% of the 45,663,160 shares reported by Alexander & Baldwin, Inc. as issued and outstanding as of February 17, 1995.

6. That Affiant has carefully examined this Affidavit and asserts that all of the statements and representations contained herein are true to the best of his knowledge, information and belief.

Dated March 8, 1995



                                --------------------------------


Subscribed and sworn to before me, a Notary Public in and for Shelby County, State of Tennessee, this 8th day March, 1995.


-----------------------------
Kay Clark

My Commission Expires: